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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


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

                           Magal Security Systems Ltd.



6-K Items

1. Magal Security Systems Ltd. Press Release re Magal Annouces US16 Million Contract to Protect Otopeni International Airport in Romania dated January 21, 2003.

2. Magal Security Systems Ltd. Press Release re 2002 Fourth Quarter and Year-End Results dated February 10, 2003.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces US$16 Million Contract to Protect Otopeni International Airport in Romania

Tuesday January 21, 8:32 am ET

YAHUD, Israel, Jan. 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), today announced that it has signed a contract to protect the Otopeni International Airport in Bucharest, Romania. The total contract totals approximately US$16 million and is expected to be completed by the end of the year 2004.

Mr. Jacob Even-Ezra, Chairman of Magal, stated: "This order is one of the largest orders Magal has received from an airport outside of Israel, strengthening our position in the security market as a provider of turnkey solutions for airports worldwide. As expected, this order demonstrates the growing need for security measures for airports as a result of the 9/11 terror events."

This turnkey project, which includes different types of security systems, will be integrated by MagNet, Magal's computerized Security Management Systems (SMS). The Romanian airport joins other airports that are already successfully using Magal's systems to protect their perimeters from unauthorized intrusions, such as O'Hare International Airport in Chicago, Korea's Kimpo International Airport and Inchon International Airport, Israel's International Ben-Gurion Airport and others.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were $41 million, with net income of $3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release  contains  forward-looking  statements,  which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

                                                                          ITEM 2

                      MAGAL SECURITY SYSTEMS LTD. ANNOUNCES
                    2002 FOURTH QUARTER AND YEAR-END RESULTS

             -2002 Revenues Increases 5% to a Record of $43 Million-

         -Revenues up 41% and Net Income up 64% from the Third Quarter-

Yahud, Israel, February 10, 2003 - Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three- and twelve-month periods ended December 31, 2002.

When presenting the financial results, Mr. Jacob Even-Ezra, Chairman of Magal, said, "As was expected, the fourth quarter 2002 was substantially better than the third quarter. Revenues for the fourth quarter increased quarter-over-quarter by 41 percent, gross profit by 31 percent, operating income by 77 percent and net income by 64 percent."

Mr. Even-Ezra added, "Based on our current backlog, which includes the Israeli seam line contract and the $16 million turnkey project for the protection of the Otopeni International airport in Romania, we have every reason to believe that 2003 will be stronger than the year we just closed."

Year-over-year revenues for the fourth quarter increased by 23 percent, and reached a record of US$13.4 million, compared to $10.9 million in the fourth quarter of 2001.

Year-over-year gross profit for the fourth quarter increased 6 percent, from $5.3 million in the fourth quarter of 2001, to $ 5.6 million in the fourth quarter of 2002.

Research and development expenses for the fourth quarter of 2002 increased by 43 percent and reached $852,000, compared to $597,000 in the same quarter of 2001. General and administrative expenses for the fourth quarter increased 30 percent to $1.7 million, from $1.3 million in the fourth quarter of 2001. Total operating expenses increased 13 percent from the fourth quarter of 2001 and reached $5.1 million.

Operating income declined by 41 percent to $448,000 compared to the fourth quarter of 2001, while net income declined 56 percent to $359,000 or $0.05 per fully diluted share in the fourth quarter of 2002, compared with $823,000 or $0.10 per fully diluted share in the same period last year.

Revenues for the full year 2002 increased by 5 percent to $43 million, while gross profit declined by 2 percent to $19 million in 2002.

Research and development expenses in 2002 increased by 2 percent and general and administrative expenses remained unchanged compared to 2001.

Selling and marketing expenses for 2002 increased by 9 percent to $8.6 million due to increased selling and marketing expenses arising from the operation of Smart Interactive Systems, Inc.

Operating income declined by 35 percent to $2.3 million in 2002 compared with $3.6 million in 2001.

Income before taxes in the year 2002 decreased by 30 percent to $2.5 million and net income declined by 40 percent to $1.9 million or $0.24 per fully diluted share in 2002, compared to $3.2 million or $0.41 per fully diluted share in 2001.

Commenting on the results, Mr. Even-Ezra said, "The big difference in net income was caused by the operations of our new U.S. - based subsidiary, Smart Interactive Systems, Inc., which provides video monitoring services. Excluding losses generated by Smart, income before taxes for the year 2002 would have reached $4.0 million compared to $4.2 million in 2001, which is a slight decrease of about 4 percent."

"Management believes 2003 will be the last year in which Smart will cause losses to the group and starting 2004, Smart will begin contributing to the financial results of the group." Mr. Even-Ezra concluded.

About Magal Security Systems, Ltd.:
-----------------------------------

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China. Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release  contains  forward-looking  statements,  which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Contacts:
Magal Security Systems, Ltd               Breakstone & Ruth International
Raya Asher, CFO                           Susan Borinelli, Investor Relations
Tel: +972-3-539-1444                      Tel: (646) 536 7018
Fax: +972-3-5366245                       E-mail: sborinelli@breakstoneruth.com
E-mail: magalssl@trendline.co.il          Jessica Anderson, Media Relations
                                          Tel: (646) 536-7002
                                          E-mail: janderson@breaskstoneruth.com

                            -FINANCIAL TABLES FOLLOW-

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (All numbers except EPS expressed in thousands of US$)

                                                     Year Ended Dec. 31,       Quarter Ended Dec. 31,
                                                          Audited                  Unaudited
                                                       2002        2001          2002      2001

Revenues                                             42,966      41,020        13,362    10,883

Cost of revenues                                     23,924      21,505         7,788     5,600
                                                     -------    --------        ------   -------

Gross profit                                         19,042      19,515         5,574     5,283
Operating expenses:
   Research and development, net                      3,128       3,054           852       597
   Selling and marketing                              8,642       7,933         2,619     2,658
   General and administrative                         4,938       4,949         1,655     1,275
                                                     -------    --------        ------   -------
Total operating expenses                             16,708      15,936         5,126     4,530
                                                     -------    --------        ------   -------

Operating income                                      2,334       3,579           448       753
Financial income (expenses), net                        199          40           (81)      (22)
                                                     -------    --------        ------   -------

Income before taxes                                   2,533       3,619           367       731
Taxes on income                                         645         452             8       (92)
                                                     -------    --------        ------   -------

Net  income                                           1,888       3,167           359       823
                                                     =======    ========        ======   =======

Basic net earnings per share                           0.25        0.42          0.05      0.11
                                                     =======    ========        ======   =======

Weighted average number of shares outstanding
 used in
  Computing basic net  earnings per share (in         7,637       7,512         7,659     7,577
  thousands)                                         =======    ========        ======   =======


Diluted net  earnings per share                        0.24        0.41          0.05      0.10
                                                     =======    ========        ======   =======

Weighted average number of shares outstanding used
in
  Computing diluted net earnings per share (in        7,834       7,694         7,763     7,853
  thousands)                                         =======    ========        ======   =======


Financial Ratios
----------------

                                           Year Ended December 31,     Quarter Ended December 31,
                                          ----------- ------------      ----------- ------------
                                             2002        2001              2002        2001
                                          ----------- ------------      ----------- ------------

Gross Margin                                   44.3%        47.6%            41.7%        48.5%
Research and development, net as a % of         7.3%         7.4%             6.4%         5.5%
Revenues
Selling and Marketing as a % of Revenues       20.1%        19.3%            19.6%        24.4%
General and administrative  as a % of          11.5%        12.1%            12.4%        11.7%
Revenues
Operating Margin                                5.4%         8.7%             3.4%         6.9%
Net income Margin                               4.4%         7.7%             2.7%         7.6%
Total Bank Debt to Total Capitalization         0.43         0.35             0.43         0.35
Current Ratio                                   1.86         2.31             1.86         2.31

                           MAGAL SECURITY SYSTEMS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)

                                                    December 31,  December 31,
                                                        2002          2001
                                                    ------------  -------------
                                                      Audited        Audited
                                                    ------------  -------------
CURRENT ASSETS:
Cash and cash equivalents                                 2,519         2,738
Short-term bank deposits                                  3,708         8,289
Trade receivables:
  Related parties                                            57            58
  Other                                                   9,076         6,113
  Unbilled accounts receivable                            7,691         5,586
Other accounts receivable                                 2,256           575
Inventories                                               8,251         8,549
Deferred income taxes                                       602           473
                                                    ------------  -------------

Total current assets                                     34,160        32,381
                                                    ------------  -------------

LONG TERM INVESTMENTS AND TRADE RECEIVABLES:              1,510         2,213
Long-term bank deposits                                   8,649         3,560
Severance pay fund                                        1,724         1,592
                                                    ------------  -------------
Total long term investments and trade receivables        11,883         7,365
                                                    ------------  -------------

PROPERTY AND EQUIPMENT, NET                               8,989         8,550
                                                    ------------  -------------

OTHER ASSETS, NET                                         4,709         5,051
                                                    ------------  -------------

Total assets                                             59,741        53,347
                                                    ============  =============

CURRENT LIABILITIES:
Short-term bank credit                                    9,266         2,405
Current maturities of long-term bank loans                1,091         3,859
Trade payables                                            4,192         3,394
Other payables and accrued expenses                       3,784         4,332
                                                    ------------  -------------

Total current liabilities                                18,333        13,990
                                                    ------------  -------------

LONG-TERM LOANS                                           4,698         5,038
                                                    ------------  -------------

ACCRUED SEVERANCE PAY                                     1,679         1,619
                                                    ------------  -------------

SHAREHOLDERS' EQUITY:
Share capital                                             2,600         2,583
Additional paid-in capital                               21,791        21,670
Deferred stock compensation                                  (3)          (20)
Accumulated other comprehensive loss                     (1,007)       (1,294)
Retained earnings                                        11,650         9,761
                                                    ------------  -------------

Total shareholders' equity                               35,031        32,700
                                                    ------------  -------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                 59,741        53,347
                                                    ============  =============

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  February 10, 2003